Filed by America Online, Inc.
                        Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: AOL Time Warner Inc.
                        Commission File No. 333-30184


The following communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the AOL/Time Warner merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the AOL or Time Warner stockholders to approve the merger; the risk that the AOL and Time Warner businesses will not be integrated successfully; and costs related to the merger.

Careful consideration also should be given to cautionary statements made in AOL's reports filed with the SEC, especially the section entitled
"Forward-Looking Statements" in the MD&A section of AOL's 10-K for the fiscal year ended June 30, 1999 and the Risk Factors section of AOL's S-3 filing that became effective in November 1999.

                               * * * * * * * * * *

THE FOLLOWING IS THE SCRIPT OF A SPEECH GIVEN BY STEVE CASE, CHAIRMAN AND CEO OF AMERICA ONLINE, INC. (AOL) THAT MAY BE POSTED BY AOL ON ITS WEB SITE AND THAT MAY FORM THE BASIS FOR COMMUNICATIONS TO BE MADE FROM TIME TO TIME BY OTHERS ON BEHALF OF AOL.


Thank you very much. It's a pleasure to talk to you tonight about the future of the communications world.

AOL and Time Warner took a big step into this future with our announcement that we will be merging our businesses to become the world's first truly global media and communications company for the Internet Century.

The way we see it, this merger is an incredible chance to produce something new and powerful that will change consumers' lives.

Let me tell you why we believe so strongly that this is just the right time for this new company -- a company that we are committed to making the most valuable and most respected in the world.

Every day, we see new evidence that our world is growing increasingly connected. The interactive experience is changing the way we communicate -- and the way we build our communities. It is changing the way we entertain and inform ourselves; the way we shop and share ideas. It is changing the way we do our jobs and the way we run our businesses; even the way we connect with government.

And every day, the online experience is becoming a more central and more valuable part of our lives. As it does, we are expecting even more from the medium. People are starting to expect their televisions, telephones, CD players and all kinds of handheld devices to provide them with the same interactivity, the same range of choices, and the same convenience and control they can get on their PCs. And, in turn, they want more and more from their PCs.

Having gotten a taste of interactivity, people are starting to say, "Why can't my PC be as simple as my TV - and why can't my TV be as powerful and flexible as my PC?" And they'll ask, "Why can't I access my buddy list from my cell phone?" And, "Why do can't all these new devices work together in a way that's simple and easy to understand?"

People shouldn't have to be systems integrators to figure out the answers to these questions. What they need and want is the simplicity and convenience that is made possible by convergence.

For the past decade, people have been talking about convergence and how it was "right around the corner." Today, it is right around the corner.

Looking out over the next couple of years, we see a new world taking shape where everything gets connected and transforms people's lives. Just think about the four devices that now deliver a variety of services in the home -- the television, the PC, the stereo, and the telephone.

Already, the distinctions between these four devices are blurring -- and interactivity is connecting all of them.

This will give consumers many more choices and opportunities. For example, the TV will have portals and bookmarks like the Internet and provide interactive services like e-mail and Instant Messaging.

Through digital delivery, music and streaming videos will be conveniently available on demand and the experience will be easy for consumers to customize. Consumers might want to store their music on servers in their homes, or keep it in online jukeboxes for remote access.

For the telephone, the distinction between long distance and local calling will disappear -- and communications will be integrated with the TV and the PC. You might be trading instant messages with somebody and then decide to switch to voice - and you'll do it quickly and easily. Or you'll be able to answer the phone through the TV and have a video call.

Just on the PC, AOL already provides 200 million online stock quotes every day to help people manage their finances. We handle nearly 900 million messages a day - 50% more than the 600 million pieces of mail handled daily by the United States Postal Service. Imagine what those numbers will look like when people can access the same information, anytime, anywhere.

Of course, the role of the PC in the home will change. Just as the TV evolved from a single console in the living room, people will have computers all through the house -- even in appliances.

In fact, the biggest change of all will likely be home networks -- just like electricity and plumbing -- that will run through homes linking together all four of these devices and more. These networks will really weave a range of options into a tapestry that will fundamentally change the way people live.

The fact is, convergence is changing consumer's expectations - and the more they get, the more they'll want. Frankly, it's something Jerry Levin has been talking about for years - and it's where the AOL Time Warner story really starts.

AOL Time Warner will lead the way in turning this vision into a reality - not only by providing all the separate pieces, but by connecting the dots for consumers in a simple, convenient way that improves their lives.

We aim to become an integrating force, at the epicenter of the next Internet Revolution. Our assets will act as catalysts for each other, creating strong new growth and greater benefits. By building bridges between our products, platforms, and mediums, we will be able to innovate more quickly and efficiently. As one company, we will be able to meet today's fast-growing demand from consumers for more and richer interactive services -- wherever and whenever they want. And these opportunities will only accelerate in the years ahead.

At AOL, we've witnessed first-hand how essential interactivity has become to people -- and how much more so it will be in the near future.

In five years, we have grown from 1 million subscribers to more than 23 million members and tens of millions of consumers of our Web-based brands. One hundred million people around the world communicate with AOL Instant Messaging and ICQ. Netscape's Netcenter has 25 million registrants. And our AOL members have upped their usage from an hour a week to more than one hour per day.

We are justifiably proud of this. But there are 23 more hours in the day - and what are people using them for? They are watching TV and going to movies, reading books and magazines, listening to music and talking on the telephone. This merger is our chance to paint on that larger canvas of people's lives, creating a more compelling, more convenient, more affordable set of services.

That's the goal behind our AOL Anywhere strategy - and it's a consumer-centric plan. We want to use new technology to make people's lives easier, not more complicated.

Let me give you two examples. There have been many predictions over the years that the television experience was about to change forever. But it never quite happened. Basically, TV hasn't changed much since I was growing up. The biggest difference is that now there are more channels, and it's harder to find things.

That's what led to the concept of AOL TV, which we will launch later this year -- giving customers the interactivity they want when they watch television, and bringing TV into the Internet Century. Time Warner's assets will jumpstart this roll-out, bringing another level of interactivity and integration

For example, AOL TV will provide a new interactive marketing platform, new subscription models, a new genre of interactive programming, and dramatically higher usage. And AOL TV will have the advantage of Time Warner's relationships with its cable customers, as well as promotion on Time Warner's cable networks and program offerings -- all of which will be especially critical as we approach this year's holiday season.

Of course, we will have similar opportunities in the film and music industries to build new businesses around new formats and devices.

Another key piece of our AOL Anywhere strategy -- and one that certainly brings our industries together -- is mastering the wireless frontier. Again, the pundits predicted for years that the wireless revolution was about to happen. Now they are right. Mass-market consumers are driving this trend -- and the Internet is fueling an explosion in the use of wireless phones and handheld devices.

Last week, we announced a series of exciting agreements that will drive that transformation to new levels of customer convenience. With these and future partners, our customers will be able to access their usual services -- e-mail, stock portfolios, Buddy Lists, and personalized news and sports from the leading Time Warner brands like CNN -- across a range of different devices, wherever and whenever they want.

AOL Time Warner will be well positioned to get a jump on wireless. Already, roughly 70% of AOL households own a cell phone, pager, or both -- twice the penetration of the population at large. And we bring the leading brands in online mapping, local city guides, and Instant Messaging, among other valuable features and information for mobile users -- with AOL's hallmark convenience and ease-of-use.

Like interactivity and convergence, mobility is a critical piece of the new networked world. Once people get a taste of it, they will expect even more. We believe that our AOL Wireless strategy will allow us to truly "grow the pie" -- driving increased consumer demand, higher use of existing services, and a range of new services based on these technologies. At every level, this is a win-win-win opportunity for AOL, for our partners, and for consumers.

One thing the last few years have made crystal clear is that in such a rapidly changing, Internet-charged economy, companies must constantly reinvent themselves to attract new customers. And today, it's not how many assets your company has, it's how you connect those assets and constantly innovate to better serve consumers.

In this new environment, it is critical to integrate the new technologies for consumers. Whether in wireless or other new markets, both individual companies and industries must build bridges between platforms, mediums, content and services -- capitalizing on new synergies, creating new businesses, and taking advantage of transforming business opportunities.

That, in fact, is our game plan for AOL Time Warner. And we believe we are uniquely positioned to put it into play, for a number of reasons.

First, our combined assets are unrivaled -- not only because of their range and value, but because of the way they fit together like pieces of a puzzle. From the world's most popular media, Internet and communications brands and properties, to our technological expertise and infrastructure, we are poised to lead the next wave of growth.

Second, we have strong, sticky relationships with our customers, including more than 110 million paying subscribers between the two companies. In fact, our combined brands touch consumers more than 2.5 billion times monthly, all around the world.

Third, our combined resources give us the strength to take full advantage of new opportunities. With significant revenues, critical strategic partnerships, a world-class operational team, management vision and a deep talent pool, we will drive strong and consistent growth.

Finally, we are committed to putting the interests of both our customers and shareholders first. AOL and Time Warner have always believed that the best way to return shareholder value is to bring new value into the lives of consumers.

That's what we'll do as a combined company. Just as Time has been a part of people's lives for 75 years, and CNN for 20, we plan to entwine our brands into the fabric of society, improving our customers' lives ... and becoming the most valuable company in the world.

The Internet has flourished because it was built on an open infrastructure that spurred competition and sparked innovation. And the new environment of broadband connections -- cable, DSL, satellite and wireless -- will grow fastest if the infrastructure remains open and competitive.

On the day we announced our merger, AOL and Time Warner committed to open our cable network for competition by multiple ISPs, and to support all major platforms in the future.

Last week, we took the next step, jointly releasing a Memorandum of Understanding that will form the framework for delivering AOL and other ISPs over Time Warner cable -- and give consumers greater choice. Implementation of open access is no longer a question of whether, but of when.

Jerry Levin and I believe this is the right policy, grounded in the right principles, for consumers, for the cable industry, and for the growth of the Internet.

Let me close by giving you an example of what this will mean to consumers in real terms.

How will the average teenager experience AOL Time Warner? She won't just talk on the phone with her friends about the new Madonna CD. She'll chat with them -- and Madonna -- on AOL Live. She won't wait for her mother to drive her to the record store. She'll listen to the latest song clips online and download them, turning her desktop into a jukebox.

Of course, she will also be able to order the latest Madonna poster online from Teen People and download it to My Pictures without ever leaving her bedroom. And, instead of waiting in line for hours to buy concert tickets, she'll buy them online, after My Calendar automatically alerts her about an upcoming
Madonna performance. And if her mother can't take her to the concert -- technology has its limits -- she will be able to hear and see the Webcast of the concert.

Five years ago, this would have been a pretty unrealistic - and pretty futuristic -- wish list. But that is exactly the kind of enhanced experience AOL Time Warner will be able to offer consumers in sports, personal finance, news and communication -- to name just a few. And not in the future, but right now.

That is the real benefit of the AOL Time Warner merger: putting people in the driver's seat, providing them with the world's best destinations, and making it easier than ever for consumers to get where they want to go.

AOL has always delivered the simplicity and convenience that have made the online experience a part of millions of people's lives. At AOL Time Warner, we will do it again - with the assets, the resources and the vision to transform and enhance our customer's experiences in entertainment, information, communications, shopping and learning - quickly and preemptively.

Like Wayne Gretzky, we aren't focused on where the puck is; we're focused on where it's going. We're going to create an exciting new converged world, which we believe will catapult AOL Time Warner into being the most valuable player - uniquely positioned to make the promise of this new world a reality.

Thank you.

                              * * * * * * * * * *

AOL Time Warner Inc., together with Time Warner Inc. and America Online, Inc., filed with the Securities and Exchange Commission a preliminary joint proxy statement/prospectus regarding the proposed business combination transaction referenced above. In addition, AOL Time Warner, Time Warner and America Online will prepare and file with the Commission a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction. You are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to stockholders of Time Warner and America Online seeking their approval of the proposed transaction. You may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by AOL Time Warner (as well as by America Online and Time Warner) with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by America Online stockholders by directing a request to: America Online, Inc., 22000 AOL Way, Dulles, VA 20166,
Attention: Investor Relations, telephone: (703) 265-2741, e-mail: AOL IR@aol.com, and by Time Warner stockholders by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.